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             December 9, 2021

       Steven Cabouli
       Chief Executive Officer
       iWallet Corp
       401 Ryland St., Ste. 200A
       Reno, Nevada 89502

                                                        Re: iWallet Corp
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed November 4,
2021
                                                            File No. 000-56347

       Dear Mr. Cabouli:

               We issued comments to you on the above captioned filing on November 18, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 22, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Erin Donahue at 202-551-6001 or Sherry Haywood at 202-551-3345 with any questions.




             Sincerely,


             Division of Corporation Finance

             Office of Manufacturing